SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549



                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )

                  		   DRDGOLD LTD
                                (Name of Issuer)

                              	      ADR
                         (Title of Class of Securities)

                               	    26152H301
                                 (CUSIP Number)

                                Solvi M. Tonning
                        Mutual funds managed by SKAGEN AS
                         P.O. Box 160, N-4001 Stavanger
                     		   Norway
                                (47) 51 80 38 31
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 4, 2016
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D         PAGE 2 OF 7 PAGES


    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SKAGEN Kon Tiki Verdipapirfond, mutual fund managed by SKAGEN AS,
(ORG.NO 867 762 732)


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Norway

                         7      SOLE VOTING POWER

                                -0-


 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                         10     SHARED DISPOSITIVE POWER

                                -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                       	March 4, 2016  2,089,378 ADR


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         		March 4, 2016      4,85 %

    14      TYPE OF REPORTING PERSON*

            IV  (Investment company)

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D         PAGE 3 OF 7 PAGES



Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares ("Shares") of DRDGOLD LTD (the "Issuer"). The principal executive office of the Issuer is located at Off Crownwood Road, Crown Mines, Johannesburg 2092, South Africa

Item 2.       Identity and Background.

        (a) This statement is filed by SKAGEN Funds (SKAGEN AS), a Norwegian Investment company (the "Reporting Person").The Investment company has seventeen mutual funds under management. The shares are hold for investment purposes.The Investment Director is Ole Soeberg.

        (b) The principal business address of the Reporting Person and the Investment Director is P.O. Box 160, N-4001 Stavanger, Norway.

        (c) The principal business of the Reporting Person and the Investment Director is investing assets for unit holders investing in the mutual funds under their management.

        (d) Neither the Reporting Person nor the Investment Director has,during the last five years, been convicted in a criminal proceeding (excluding trafficviolations or similar misdemeanors).

        (e) Neither the Reporting Person nor the Investment Director has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a limited liability investment company organized in Norway. The Investment Director and the rest of the Principals are citizens of Denmark and Norway.

SCHEDULE 13D      	 PAGE 4 OF 7 PAGES



Item 3.       Source and Amount of Funds or Other Consideration.

     The Shares beneficially owned by the Reporting Person were acquired with investment funds in the mutual funds under management.



Item 4       Purpose of Transaction.

       The Reporting Person acquired the Shares for investment in the ordinary course of business.

       Except as set forth herein, neither the Reporting Person nor the Investment Director have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of
Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation,the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including,without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer,and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


Item 5.       Interest in Securities of the Company.

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon the total of 43.088 million ADRs outstanding, registered at Bloomberg on March 4, 2016.

As of the close of business on March 4, 2016, the Reporting Person beneficially owned 4.85 % of the shares outstanding.

SCHEDULE 13D         PAGE 5 OF 7 PAGES



        (b) The Reporting Person voting and dispositive powers over more than
4.85 % of the Shares, which powers are exercised by the Investment Director. (See details in (C) below)

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is:

SALES:

Trade		Settle
Date		Date		Quantity
20012016	25012016	49165
21012016	26012016	92914
25012016	28012016	15769
26012016	29012016	66291
01022016	04022016	7332
02022016	05022016	100000
03022016	08022016	125000
04022016	09022016	14662
05022016	10022016	43075
09022016	12022016	129055
12022016	18022016	31200
16022016	19022016	135601
17022016	22022016	50500
18022016	23022016	160000
19022016	24022016	60300
23022016	26022016	39878
24022016	29022016	79727
25022016	01032016	45504
29022016	03032016	68956
01032016	04032016	52209
02032016	07032016	188080
04032016	09032016	80105


        (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


Item 7.       Material to be Filed as Exhibits.

Not applicable

SCHEDULE 13D         PAGE 6 OF 7 PAGES



                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 10, 2016



                            SKAGEN AS (SKAGEN Funds)
                            BY: /s/ Solvi M. Tonning

                            Name:  Solvi M. Tonning
                            Title: Business Support and Compliance

                            BY: /s/ Ole Soeberg


                            Name:  Ole Soeberg
                            Title: Investment Director